Exhibit 35.2

ANNUAL STATEMENT OF COMPLIANCE

OFFICER’S CERTIFICATE OF THE SERVICER

In compliance with Section 4.04 (g) of the Indenture of Trust by and between Nelnet Student Loan Trust 2008-1 and Zions First National Bank, as Trustee, dated as of March 1, 2008, I, Terry J. Heimes, certify that:

1.

A review of the activities of the Subservicer and of its performance under the Nelnet, Inc. Subservicing Agreement during the period from March 1, 2008 through December 31, 2008 has been made under my supervision; and

2.	Based on my knowledge of such review, the Subservicer has fulfilled in all material respects all its obligations under the Nelnet, Inc. Subservicing Agreement during such period.

March 31, 2009

By:	/s/ TERRY J. HEIMES______________
Terry J. Heimes, Chief Financial Officer
Nelnet, Inc.